Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 20, 2024

VIA EDGAR CORRESPONDENCE

Ellie Quarles
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Ms. Quarles:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on December 13, 2023 (the “Registration Statement”). The Registration Statement relates to the First Trust Bloomberg Shareholder Yield ETF (formerly Large Cap US Equity Select ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

Please supplementally provide a completed fee table and expense examples for the Fund.

Response to Comment 2

A completed fee table and expense examples have been attached hereto as Exhibit A.

Comment 3 – General

The Staff notes that the Fund should update its series and class information on EDGAR to refer to the First Trust Bloomberg Shareholder Yield ETF instead of the Large Cap US Equity Select ETF.

Response to Comment 3

Pursuant to the Staff’s comment, the Fund’s information on EDGAR will be revised accordingly.

Comment 4 – Principal Investment Strategies

The Staff notes that the Statement of Additional Information indicates that the Fund will invest at least 90% of net assets in the securities that comprise the Index versus the 80% disclosed in response to Item 4 of Form N-1A. Please reconcile the conflicting disclosures.

Response to Comment 4

The disclosure has been revised to clarify that the Fund has a policy to invest 80% of its net assets in the securities comprising the Index.

Comment 5 – Principal Investment Strategies

Please clarify which types of securities the Fund will invest in and confirm whether the Fund will have investments in other types of securities other than common stock. If so, please discuss those and any relevant risks.

Response to Comment 5

Pursuant to the Staff’s comment, the following sentence has been added as the final sentence of the second paragraph of the section entitled “Principal Investment Strategies”:

While tracking stocks (an equity security issued by a company that tracks the performance of a particular segment or division) are eligible for inclusion in the Index, the Fund expects that substantially all of its investments will be in common stocks.

Comment 6 – Principal Investment Strategies

Please disclose how a company is determined to be a U.S. company. For example, would a company incorporated outside the United States be considered a U.S. company if it had its principal operations inside the United States?

Response to Comment 6

Pursuant to the Staff’s comment, the following disclosure has been added to the second paragraph of the section entitled “Principal Investment Strategies”:

The Index Provider classifies a company as belonging to a certain country through a holistic quantitative analysis that considers the location of the company’s management, the location of the company’s primary listing exchange, the country from which the company derives the most revenue and the company’s reporting currency.

Comment 7 – Principal Risks

The Staff notes “Portfolio Turnover Risk” set forth in the section entitled “Principal Risks.” If there will be a significant portfolio repositioning as a result of the change in the Fund’s strategy, please disclose the tax consequences to existing and new shareholders.

Response to Comment 7

The Fund effectuates creations and redemptions in-kind, rather than in cash, and may use this mechanism to effectuate the repositioning of its portfolio in connection with the change in the Index it seeks to track. Accordingly, portfolio turnover in connection with the Index change has been judged to be unlikely to cause material adverse tax consequences to existing and new investors. Additionally, in the unlikely event that the creation and redemption process does not prevent the Fund from incurring material capital gains tax liabilities in connection with its portfolio repositioning, the Fund has over $1 million in non-expiring capital loss carryforward to offset those capital gains.

Comment 8 – Annual Total Return

The Staff notes the section entitled “Annual Total Return.” Please consider renaming the section to “Fund Performance.”

Response to Comment 8

The Registrant respectfully declines to make the requested change as the current section title is compliant with Form N-1A.

Comment 9 – Annual Total Return

Please update the chart entitled “First Trust Bloomberg Shareholder Yield ETF Calendar Year Total Returns as of 12/31” and the table entitled “Average Annual Total Returns for the Periods Ended December 31, 2022,” each set forth in the section entitled “Annual Total Return,” to reflect figures for 2023.

Response to Comment 9

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly.

Comment 10 – Additional Information on the Fund’s Investment Objective and Strategies

The disclosures in Item 4 and Item 9 should be revised in the layered disclosure format required by Form N-1A, with the Item 4 information as a summary of the more detailed information in Item 9. Please revise accordingly.

Response to Comment 10

The Registrant respectfully asserts that the disclosures set forth in Item 4 and Item 9 are layered in accordance with the requirements of Form N-1A. The disclosure set forth in Item 9 contains additional disclosure regarding the techniques that the Advisor may utilize when seeking to track the Index. Additionally, it contains a more robust description of the assets that may be held by the Fund in the section entitled “Fund Investments.”

Comment 11 – Additional Information on the Fund’s Investment Objective and Strategies

Please provide the information required by Instruction 7 of Item 9(b)(1) of Form N-1A (i.e., active and frequent trading of portfolio securities).

Response to Comment 11

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Additional Information on the Fund’s Investment Objective and Strategies”:

The Index is reconstituted and rebalanced quarterly, and the Fund will make corresponding changes to its portfolio shortly after the Index changes are made public. The Index’s quarterly rebalance schedule may cause the Fund to experience a higher rate of portfolio turnover.

The Registrant respectfully declines to make any additional disclosures regarding the impact of such portfolio turnover to shareholders as this Fund effectuates creations and redemptions in-kind. These in-kind transactions are used to make changes to the Fund’s portfolio and generally do not trigger adverse tax consequences as such transactions do not constitute taxable events.

Comment 12 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes that the Fund discusses derivative instruments. Please specify in response to Item 4 and Item 9 of Form N-1A the types of derivative instruments the Fund will use and include corresponding risk disclosure. The Staff also notes that any principal investment strategy disclosure relating to derivatives should be tailored specifically to how the Fund intends to use them in achieving its investment objective.

Response to Comment 12

The Registrant respectfully declines to add any additional disclosure regarding derivatives. The Fund has no current intention to invest in derivatives. The referenced disclosure is included to provide shareholders of notice that the Fund may invest in derivatives to track the Index in the event that the Fund no longer pursues a full replication strategy. To the extent that the Fund does use derivatives in the future, it will change the disclosure accordingly.

Comment 13 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 13

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 14 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 14

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Comment 15 – Statement of Additional Information

The Staff notes fundamental policy number seven set forth in the section entitled “Investment Objective and Policies.” Please revise “except to the extent that the Fund’s Index is based on concentrations…” to “except the Fund will be concentrated to the extent that the Fund’s Index is….”

Response to Comment 15

The Registrant respectfully declines to revise fundamental policy number seven as to do so would trigger the necessity of a shareholder vote since this Fund has already launched.

Comment 16 – Statement of Additional Information

Please update the trustee compensation table set forth in the section entitled “Board Diversification and Trustee Qualifications” to reflect figures for 2023.

Response to Comment 16

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.60%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.60%

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$61	$192	$335	$750